Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Continental Airlines, Inc. 2004 Employee Stock Purchase Plan of our reports dated February 18, 2009 (except for Note 1, as to which the date is April 24, 2009), with respect to the consolidated financial statements of Continental Airlines, Inc. included in the Current Report (Form 8-K) of Continental Airlines, Inc. dated April 24, 2009 and February 18, 2009, with respect to the effectiveness of internal control over financial reporting of Continental Airlines, Inc., included in the Annual Report (Form 10-K) of Continental Airlines, Inc. for the year ended December 31, 2008, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Houston, Texas
June 12, 2009